Exhibit 99(a)(1)(x)(ii)

                                  NEWS RELEASE

GBC ACQUISITION CORP. COMMENTS ON 13D FILED BY GENERAL BEARING STOCKHOLDER

WEST NYACK, NY, August 6, 2004 - GBC Acquisition Corp. today commented on a
Schedule 13D filed publicly by a stockholder of General Bearing Corporation (NASDAQSC: GNRL) ("General Bearing") on July 28, 2004. The stockholder indicated his interest in exercising appraisal rights under the Delaware General Corporation Law in connection with GBC Acquisition Corp.'s cash tender offer to acquire all of the outstanding common stock (the "Shares") of General Bearing.

GBC Acquisition Corp. noted that no appraisal rights are triggered under Delaware law unless the contemplated merger of GBC Acquisition Corp. into General Bearing following consummation of the tender offer is completed.

In addition, GBC Acquisition Corp. reiterated that it will not, under any circumstances, increase the offer price above $4.00 per Share.

The offer and withdrawal rights will expire at 12:00 Midnight, Eastern Standard Time, on Friday, August 13, 2004, unless extended by GBC Acquisition Corp.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The complete terms and conditions of the offer are set forth in an offer to purchase, letter of transmittal and other related materials which were filed with the SEC and distributed to General Bearing's stockholders. This press release is not a substitute for such filings. Investors are urged to read such documents because they contain important information. Any such documents are available, free of charge, at the SEC's website (www.sec.gov) or by contacting The Altman Group, Inc., the information agent for the transaction toll free at
(800) 317-8029.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF GENERAL BEARING. GBC ACQUISITION CORP. HAS FILED A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.